UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
ITEOS THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
CONCENTRA BIOSCIENCES, LLC
(Name of Filing Persons (Co-Offeror 1))
CONCENTRA MERGER SUB VIII, INC.
(Name of Filing Persons (Co-Offeror 2))
TANG CAPITAL PARTNERS, LP
(Name of Filing Persons (Co-Offeror 3))
TANG CAPITAL MANAGEMENT, LLC
(Name of Filing Persons (Co-Offeror 4))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
46565G104
(CUSIP Number of Class of Securities)
Kevin Tang
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, California 92121
Tel. (858) 281-5372
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Ryan A. Murr
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 1, 2025 (the “Schedule TO”) by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent” or “Purchaser”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of iTeos Therapeutics, Inc., a Delaware corporation (“iTeos”), for: (i) $10.047 per Share in cash (the “Cash Amount”); plus (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 18, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among iTeos, Parent and Concentra Merger Sub VIII, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

I.
The third full paragraph of the cover page of the Offer to Purchase and the third full paragraph on Page 1 of the Offer to Purchase in the Section entitled “Summary Term Sheet” are hereby amended and restated in its entirety to read as follows:

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to iTeos’ willingness to enter into the Merger Agreement and the CVR Agreement, Tang Capital Partners, LP, a Delaware limited partnership (“TCP” or “Guarantor”) and sole member of Parent, delivered to iTeos a duly executed limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of iTeos and the representative of the holders of the CVRs (the “Representative”) that will to be a party to the CVR Agreement, in respect of the obligations of Parent and Merger Sub with respect to (i) the prompt payment of all amounts payable by Parent and/or Merger Sub under the Merger Agreement, (ii) the payment of monetary damages in connection with fraud or willful breach by Parent or Merger Sub pursuant to a final non-appealable judgment by a court of competent jurisdiction (and related enforcement costs), and (iii) the payment obligations and performance of the covenants of Parent and Merger Sub set forth in the CVR Agreement, including to pay (A) amounts due thereunder and (B) any costs and expenses incurred in connection with enforcing the Merger Agreement by legal action against Parent or Merger Sub for willful breach to the extent such enforcement actions result in a judgment against Parent or Merger Sub. The Guarantor’s obligations with respect to items (i) and (ii) described above are subject to a cap of $465,000,000. The Guarantor’s obligations with respect to item (iii)(A) described above are subject to a cap equal to the aggregate CVR Proceeds (as defined below) and the Guarantor’s obligations with respect to item (iii)(B) described above are subject to a cap equal to the CVR Expense Cap. Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Offer to Purchase.

II.
The third full bullet point on Page 3 of the Offer to Purchase in the question “What is the CVR and how does it work?” of the Section entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

Any Additional Closing Net Cash Proceeds would be calculated and payable based on the realization of any net savings equal to the amount by which the Closing Net Cash as finally determined pursuant to the merger agreement exceeds $475,000,000, adjusted downward for any claims or downward or upward, as applicable, for any changes in amounts accrued in the Closing Net Cash that, in each case: (i) are not accounted for in such Closing Net Cash; (ii) Parent reasonably determines to be valid; and (iii) arise prior to the CVR Payment Date with respect to any Additional Closing Net Cash Proceeds, which is no later than thirty (30) days following the Merger Closing Date. We cannot predict whether any net savings will be realized at all, or to what extent. Net savings would depend upon various unknown factors, including unforeseen claims and costs that iTeos may incur. “Closing Net Cash” as defined in the Merger Agreement and as used herein, means, without duplication, (i) iTeos’ cash, cash equivalents and investments as of the Cash Determination Time, determined in accordance with GAAP, applied on a basis consistent with iTeos’ application thereof in iTeos’ consolidated financial statements, minus (ii) Indebtedness of iTeos and its subsidiaries as of the Cash Determination Time, minus (iii) the Transaction Expenses, minus (iv) the Estimated Costs Post-Merger Closing, minus (v) $350,000 for the CVR Expense Cap under the CVR Agreement.

III.
The fifth bullet point beginning on Page 3 of the Offer to Purchase (and continuing onto Page 4) in the question “What is the CVR and how does it work?” of the Section entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

During the Disposition Period, Parent shall, and shall cause Merger Sub, licensees and rights transferees to use commercially reasonable efforts to spend up to $350,000 (the “CVR Expense Cap”) to: (i) enter into one or more agreements providing for a sale, transfer, license or other disposition of all or any part of the CVR Products (each a “Disposition Agreement”) as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Parent or Merger Sub for the purpose of maintaining and preserving the CVR Products (as defined in the CVR Agreement) and seeking, negotiating and executing Disposition Agreements; (iii) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative); (iv) maintain and prosecute the intellectual property relating to the CVR Products; and (v) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule. For the avoidance of doubt, Parent and Merger Sub are not obligated to pursue new clinical, manufacturing or enabling work with respect to the CVR Products. The Co-Offerors will be obligated to use commercially reasonable efforts to effect the actions set forth in (i)-(iv) listed above, but in no event will be obligated to spend more than the CVR Expense Cap to effect such actions. The Co-Offerors will be obligated use commercially reasonable efforts to effect the actions set forth in (v) listed above, but in no event will be obligated to spend more than the costs associated with such CMC Activities in the Closing Net Cash Schedule to effect such actions.

IV.	The third full paragraph on Page 13 of the Offer to Purchase in the Section entitled “Introduction” is hereby amended and restated in its entirety to read as follows:

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to iTeos’ willingness to enter into the Merger Agreement and the CVR Agreement, the Guarantor has duly executed and delivered to iTeos the Limited Guaranty in favor of iTeos and the Representative that will be a party to the CVR Agreement, in respect of the obligations of Parent and Merger Sub with respect to (i) the prompt payment of all amounts payable by Parent and/or Merger Sub under the Merger Agreement, (ii) the payment of monetary damages in connection with fraud or willful breach by Parent or Merger Sub pursuant to a final non-appealable judgment by a court of competent jurisdiction (and related enforcement costs),  and (iii) the payment obligations and performance of the covenants of Parent and Merger Sub set forth in the CVR Agreement, including to pay (A) amounts due thereunder and (B) any costs and expenses incurred in connection with enforcing the Merger Agreement by legal action against Parent or Merger Sub for willful breach to the extent such enforcement actions result in a judgment against Parent or Merger Sub. The Guarantor’s obligations with respect to items (i) and (ii) described above are subject to a cap of $465,000,000. The Guarantor’s obligations with respect to item (iii)(A) described above are subject to a cap equal to the aggregate CVR Proceeds (as defined below) and the Guarantor’s obligations with respect to item (iii)(B) described above are subject to a cap equal to the CVR Expense Cap. The Guarantor and TCM are considered co-offerors in the Offer. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Offer to Purchase.

V.
The fourth full paragraph on Page 47 of the Offer to Purchase in the Section entitled “—7. Summary of the Merger Agreement and Certain Other Agreements” is hereby amended and restated in its entirety to read as follows:

Limited Guaranty. Concurrently with the execution of the Merger Agreement, and as a condition and inducement to iTeos’ willingness to enter into the Merger Agreement, Tang Capital Partners, LP, a Delaware limited partnership (“TCP” or “Guarantor”) and sole member of Parent, delivered to iTeos a duly executed limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of iTeos and the Representative that will be a party to the CVR Agreement, in respect of the obligations of Parent and Merger Sub with respect to (i) the prompt payment of all amounts payable by Parent and/or Merger Sub under the Merger Agreement, (ii) the payment of monetary damages in connection with fraud or willful breach by Parent or Merger Sub pursuant to a final non-appealable judgment by a court of competent jurisdiction (and related enforcement costs),  and (iii) the payment obligations and performance of the covenants of Parent and Merger Sub set forth in the CVR Agreement, including to pay (A) amounts due thereunder and (B) any costs and expenses incurred in connection with enforcing the Merger Agreement by legal action against Parent or Merger Sub for willful breach to the extent such enforcement actions result in a judgment against Parent or Merger Sub. The Guarantor’s obligations with respect to items (i) and (ii) described above are subject to a cap of $465,000,000. The Guarantor’s obligations with respect to item (iii)(A) described above are subject to a cap equal to the aggregate CVR Proceeds (as defined below) and the Guarantor’s obligations with respect to item (iii)(B) described above are subject to a cap equal to the CVR Expense Cap.

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated August 1, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Press Release of iTeos issued on July 21, 2025 (incorporated by reference to Exhibit 99.1 to iTeos’ Current Report on Form 8-K (File No. 001-39401) filed with the SEC on July 21, 2025)
(b)	Not applicable
(d)(1)**	Agreement and Plan of Merger, dated July 18, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub VIII, Inc. and iTeos Therapeutics, Inc.
(d)(2)*	Confidentiality Agreement, dated June 10, 2025, between iTeos and TCM
(d)(3)*	Limited Guaranty, dated July 18, 2025
(d)(4)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit E of Exhibit 2.1 to iTeos’ Current Report on Form 8-K (File No. 001-39401) filed with the SEC on July 21, 2025)
(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to iTeos’ Current Report on Form 8-K (File No. 001-39401) filed with the SEC on July 21, 2025)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 15, 2025

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA MERGER SUB VIII, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager